Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2024 Results

Shanghai, China—February 27, 2025—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2024.

Fourth Quarter 2024 Financial and Operating Highlights

•	Total cash, short-term investments, bank note receivables and fixed term bank deposit balance was $2.2 billion at the end of Q4 2024, compared to $2.4 billion at the end of Q3 2024

•	Polysilicon production volume was 34,236 MT in Q4 2024, compared to 43,592 MT in Q3 2024

•	Polysilicon sales volume was 42,191 MT in Q4 2024, compared to 42,101 MT in Q3 2024

•	Polysilicon average total production cost(1) was $6.81/kg in Q4 2024, compared to $6.61/kg in Q3 2024

•	Polysilicon average cash cost(1) was $5.04/kg in Q4 2024, compared to $5.34/kg in Q3 2024

•	Polysilicon average selling price (ASP) was $4.62/kg in Q4 2024, compared to $4.69/kg in Q3 2024

•	Revenue was $195.4 million in Q4 2024, compared to $198.5 million in Q3 2024

•	Gross loss was $65.3 million in Q4 2024, compared to $60.6 million in Q3 2024. Gross margin was -33.4% in Q4 2024, compared to -30.5% in Q3 2024

•	Non-cash impairment charge related to long-lived assets amounted to $175.6 million in Q4 2024

•	Net loss attributable to Daqo New Energy Corp. shareholders was $180.2 million in Q4 2024, compared to $60.7 million in Q3 2024

•	Loss per basic American Depositary Share (ADS)(3) was $2.71 in Q4 2024, compared to $0.92 in Q3 2024

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $170.7 million in Q4 2024, compared to $39.4 million in Q3 2024

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $2.56 in Q4 2024, compared to $0.59 in Q3 2024

•	EBITDA (non-GAAP)(2) was -$236.5 million in Q4 2024, compared to -$34.3 million in Q3 2024. EBITDA margin (non-GAAP)(2) was -121.1% in Q4 2024, compared to -17.3% in Q3 2024

	Three months ended
US$ millions except as indicated otherwise	December. 31, 2024	September. 30, 2024	December. 31, 2023
Revenues	195.4	198.5	476.3
Gross (loss)/profit	(65.3)	(60.6)	87.2
Gross margin	(33.4)%	(30.5)%	18.3%
(Loss)/income from operations	(300.9)	(98.0)	83.3
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(180.2)	(60.7)	53.3
(Loss)/Earnings per basic ADS(3) ($ per ADS)	(2.71)	(0.92)	0.76
Adjusted net (loss)/income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(170.6)	(39.4)	74.3
Adjusted (loss)/earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(2.56)	(0.59)	1.06
EBITDA (non-GAAP)(2)	(236.5)	(34.3)	128.2
EBITDA margin (non-GAAP)(2)	(121.1)%	(17.3)%	26.9%
Polysilicon sales volume (MT)	42,191	42,101	61,014
Polysilicon average total production cost ($/kg)(1)	6.81	6.61	6.50
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.04	5.34	5.72

Full Year 2024 Financial and Operating Highlights

•	Polysilicon production volume was 205,068 MT in 2024, compared to 197,831 MT in 2023

•	Polysilicon sales volume was 181,362 MT in 2024, compared to 200,002 MT in 2023

•	Revenue was $1,029.1 million in 2024, compared to $2,307.7 million in 2023

•	Gross loss was $212.9 million in 2024, compared to gross profit of $920.7 million in 2023. Gross margin was -20.7% in 2024, compared to 39.9% in 2023

•	Net loss attributable to Daqo New Energy Corp. shareholders was $345.2 million in 2024, compared to net income attributable to Daqo New Energy Corp. shareholders of $429.5 million in 2023. Loss per basic ADS was $5.22 in 2024, compared to earnings per basic ADS of $5.75 in 2023

•	EBITDA (non-GAAP)(2) was -$338.8 million in 2024, compared to $918.6 million in 2023. EBITDA margin (non-GAAP)(2) was -32.9% in 2024, compared to 39.8% in 2023

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $272.8 million in 2024, compared to adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders of $563.1 million in 2023

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $4.12 in 2024, compared to adjusted earnings per basic ADS (non-GAAP) of $7.54 in 2023

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation and non-cash share-based compensation, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, Chairman and CEO of the Company, commented, “In 2024, we faced a challenging market environment with excess capacity in the solar PV industry leading to sharp price declines across the entire value chain. We proactively managed these difficulties by curtailing polysilicon production to reduce cash burn, particularly in the third and fourth quarters. Nevertheless, we reached an annual polysilicon production volume of 205,068 MT in 2024, meeting our guidance of 200,000 MT to 210,000 MT, which represented an increase of 3.7% year-over-year compared to 197,831 MT in 2023. Our N-type product mix increased significantly from approximately 40% of total production in 2023 to 70% in 2024. We sold 181,362 MT in 2024, ending the year at a reasonable inventory level. Despite solid growth in demand for solar PV products globally, the mismatch between demand and supply drove prices lower in 2024 even below cash cost. Overall, our polysilicon ASPs decreased significantly from $11.48/kg in 2023 to $5.66/kg in 2024. Revenue came in at $1.0 billion compared to $2.3 billion in 2023 as a result of lower ASPs as well as lower sales volume. As polysilicon ASPs fell below production cost starting in the second quarter of 2024, we recorded a non-cash provision for inventory impairment expense, with a negative gross margin of 20.7% for 2024. Due to the continuous negative gross margin, we recorded a non-cash long-lived assets impairment charge of $175.6 million for the quarter related to our older polysilicon production lines. Despite the losses, Daqo New Energy continued to maintain a strong balance sheet and ample cash reserves. At the end of 2024, the Company had a cash balance of $1.0 billion, short-term investments of $10 million, bank notes receivables of $55 million, and a fixed term bank deposit balance of $1.1 billion. Overall, the company maintains strong liquidity with a balance of quick assets of $2.2 billion, which can be readily converted to cash if needed. This solid financial position ensures we are well-equipped to navigate the market downturn and remain strategically resilient.”

“On the operational front, during the fourth quarter, the Company continued to operate at a lower utilization rate of 40%-50% of our nameplate capacity in light of weak market prices. The total production volume at our two polysilicon facilities for the quarter was 34,236 MT, further decreasing from the third quarter by 9,356 MT. Meanwhile, we intensified our efforts to reduce inventory, and our sales volume reached 42,191 MT in the fourth quarter, compared to 42,101 MT in the previous quarter. As the result of lower utilization, idle-facility related cost for the quarter was approximately $1.02/kg, which was primarily related to non-cash depreciation expense. Overall polysilicon unit production cost edged up 3% sequentially to an average of $6.81/kg. However, thanks to our relentless efforts to improve operational efficiency, our cash cost declined further to $5.04/kg, a 6% quarter-over-quarter decline compared to $5.34/kg in the third quarter.”

“Due to the current market pricing environment, we currently expect total polysilicon production volume in the first quarter of 2025 to be approximately 25,000 MT to 28,000 MT. We plan to maintain a relatively low utilization rate in 2025 until a turning point emerges in the sector. As a result, we currently anticipate full year production volume in 2025 to be approximately 110,000 MT to 140,000 MT.”

“Discussions on industry self-regulation measures have been ongoing since the fourth quarter. Meanwhile, the polysilicon market remained sluggish heading into the quarter as downstream customers continued drawing down accumulated inventory and coping with lower wafer capacity utilization rates of approximately 50%. Polysilicon pricing remained stable within this cyclical bottom range of RMB 36-42/kg throughout the quarter. In November and December, leading polysilicon producers reduced production to offset the higher hydro-electricity cost during the winter season and to mitigate inventory risks. As such, industry production of polysilicon continued to decline month-over-month. According to industry statistics, the total production volume in China descended to approximately 100,000 MT per month in December, the lowest level in the year. On December 26, polysilicon futures trading officially launched, with the initial benchmark price set at RMB 38.6/kg. Although some prices were quoted higher at RMB 42-43/kg, futures trading volumes remained small and had limited impact on spot pricing. On a positive note, new solar PV capacity in China reached a record high of 68 GW in December, which was beyond expectation and reinforced market confidence in the resilience of solar PV in the short run and market potential in the medium to long term.”

“Despite the significant challenges resulting from overcapacity in the solar PV industry, we have seen proactive initiatives to restore the industry’s healthy development. On December 6, 2024, led by the China Photovoltaic Industry Association (CPIA), our Company, along with other major solar PV manufacturers, have reached consensus that implementing self-discipline would be fundamental to mitigating the irrational competition amid falling prices and heightened global trade pressures. Moreover, the solar PV industry continued to show strong demand prospects. For the year of 2024, China’s newly installed solar PV capacity grew 28% year-over-year to 277 GW, which not only hit a record high but also exceeded market expectations. We remain optimistic that as supply adjusts to more rational levels, we will see a better balance between supply and demand this year. In the long run, as a renewable energy source and one of the lowest-cost sources of electricity worldwide, solar power will continue to be a key driver of the global energy transition and sustainable development. Looking ahead, Daqo New Energy will capitalize on the long-term growth in the global solar PV market and strengthen its competitive edge by enhancing its higher-efficiency N-type technology and optimizing its cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest quality N-type product, a strong balance sheet and no financial debt, we believe we are well positioned to weather the current market downturn and emerge as one of the leaders in the industry to capture future growth.”

Outlook and guidance

The Company expects to produce approximately 25,000MT to 28,000MT of polysilicon during the first quarter of 2025. The Company expects to produce approximately 110,000MT to 140,000MT of polysilicon for the full year of 2025, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2024 Results

Revenues

Revenues were $195.4 million, compared to $198.5 million in the third quarter of 2024 and $476.3 million in the fourth quarter of 2023. The decrease in revenues compared to the third quarter of 2024 was primarily due to a decrease in ASP, mitigated by an increase in sales volume.

Gross (loss)/ profit and margin

Gross loss was $65.3 million, compared to $60.6 million in the third quarter of 2024 and gross profit of $87.2 million in the fourth quarter of 2023. Gross margin was -33.4%, compared to -30.5% in the third quarter of 2024 and 18.3% in the fourth quarter of 2023. The decrease in gross margin compared to the third quarter of 2024 was mainly due to the decrease in ASP.

Selling, general and administrative expenses

Selling, general and administrative expenses were $29.4 million, compared to $37.7 million in the third quarter of 2024 and $39.0 million in the fourth quarter of 2023. SG&A expenses during the fourth quarter of 2024 included $14.9 million in non-cash share-based compensation expense related to the Company’s share incentive plans, compared to $18.9 million in the third quarter of 2024.

Allowance for expected credit loss of receivables

The Company recognized $18.1 million non-cash expense related to allowance for expected credit loss of receivables in the fourth quarter, mainly due to uncertainty on the recoverability of long-aged receivables.

Long-lived assets impairment

The Company recognized a $175.6 million fixed assets impairment loss mainly related to its older polysilicon production facilities in the fourth quarter of 2024, mainly due to the continuous downward trend in the polysilicon selling prices that impaired the recoverability of carrying amounts of these assets.

Research and development expenses

Research and development (R&D) expenses were $0.4 million, compared to $0.8 million in the third quarter of 2024 and $3.3 million in the fourth quarter of 2023. Research and development expenses reflect R&D activities that take place during the quarter and can vary from period to period.

(Loss)/income from operations and operating margin

As a result of the abovementioned, loss from operations was $300.9 million, compared to $98.0 million in the third quarter of 2024 and income from operations of $83.3 million in the fourth quarter of 2023.

Operating margin was -154.0%, compared to -49.4% in the third quarter of 2024 and 17.5% in the fourth quarter of 2023.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and earnings/(loss) per ADS

As a result of the abovementioned, net loss attributable to Daqo New Energy Corp. shareholders was $180.2 million, compared to $60.7 million in the third quarter of 2024 and net income of $53.3 million in the fourth quarter of 2023.

Loss per basic American Depository Share (ADS) was $2.71, compared to $0.92 in the third quarter of 2024, and income per ADS of $0.76 in the fourth quarter of 2023.

Adjusted net (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per ADS(non-GAAP)

As a result of the aforementioned, adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $170.6 million, compared to $39.4 million in the third quarter of 2024 and adjusted net income of $74.3 million in the fourth quarter of 2023.

Adjusted loss per basic American Depository Share (ADS) was $2.56 compared to $0.59 in the third quarter of 2024, and adjusted earnings per basic ADS of $1.06 in the fourth quarter of 2023.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was -$236.5 million, compared to -$34.3 million in the third quarter of 2024 and $128.2 million in the fourth quarter of 2023. EBITDA margin (non-GAAP) was -121.1%, compared to -17.3% in the third quarter of 2024 and 26.9% in the fourth quarter of 2023.

Full Year 2024 Results

Revenues

Revenues were $1,029.1 million, compared to $2,307.7 million in 2023. The decrease was primarily due to much lower polysilicon ASPs, further compounded by lower sales volume.

Gross (loss)/ profit and margin

Gross loss was $212.9 million, compared to gross profit of $920.7 million in 2023. Gross margin was -20.7%, compared to 39.9% in 2023. The decrease in gross profit was primarily due to lower ASPs and inventory impairment. For the year of 2024, the company recorded $81.4 million in inventory impairment expenses, compared to $0.5 million in 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses were $143.1 million, compared to $213.2 million in 2023. The decrease was primarily due to the reduction in non-cash share-based compensation cost related to the Company’s share incentive plan, which was $72.4 million and $121.0 million in 2024 and 2023, respectively.

Long-lived assets impairment

The Company recognized $175.6 million fixed assets impairment loss mainly related to its older polysilicon facilities in 2024, mainly due to the continuous downward trend of the polysilicon selling prices that impaired the recoverability of carrying amounts of these assets.

Research and development expenses

Research and development (R&D) expenses were $4.6 million, compared to $10.1 million in 2023. Research and development expenses reflect R&D activities that took place during the period and can vary from period to period.

(Loss)/income from operations and operating margin

As a result of the foregoing, loss from operations was $564.1 million, compared to income from operations of $783.4 million in 2023. Operating margin was -54.8%, compared to 33.9% in 2023.

Interest income, net

Interest income, net was $29.4 million, compared to $52.3 million in 2023. The decrease in interest income was due to lower cash at bank balance as well as lower bank interest rate.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and earnings/(loss) per ADS

Net loss attributable to Daqo New Energy Corp. shareholders was $345.2 million, compared to net income of $429.5 million in 2023. Loss per basic ADS were $5.22, compared to earnings per ADS of $5.75 in 2023.

Adjusted net (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per ADS(non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $272.8 million, compared to adjusted net income of $563.1 million in 2023. Adjusted loss per basic ADS (non-GAAP) were $4.12, compared to adjusted earnings per basic ADS (non-GAAP) $7.54 in 2023.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was -$338.8 million, compared to $918.6 million in 2023. EBITDA margin (non-GAAP) was -32.9%, compared to 39.8% in 2023.

Financial Condition

As of December 31, 2024, the Company had $1,038.3 million in cash, cash equivalents and restricted cash, compared to $853.4 million as of September 30, 2024 and $3,048.0 million as of December 31, 2023. As of December 31, 2024, the notes receivable balance was $55.2 million, compared to $84.5 million as of September 30, 2024 and $116.4 million as of December 31, 2023. Notes receivable represents bank notes with maturity within six months. As of December 31, 2024, the balance of fixed term deposits within one year was $1,087.2 million, compared to $1,215.2 million as of September 30, 2024 and nil as of December 31, 2023.

Cash Flows

For the twelve months ended December 31, 2024, net cash used in operating activities was $437.7 million, compared to $1,616.0 million provided by operating activities in the same period of 2023. The decrease was primarily due to lower revenues and gross margin.

For the twelve months ended December 31, 2024, net cash used in investing activities was $1,478.5 million, compared to $1,196.0 million in the same period of 2023. The net cash used in investing activities in 2024 was primarily related to the capital expenditures on the Company’s 5A and 5B polysilicon expansion projects in Baotou City, Inner Mongolia and purchases of short-term investments and fixed term deposits.

For the twelve months ended December 31, 2024, net cash used in financing activities was $47.4 million, compared to $795.4 million in the same period of 2023. The net cash used in financing activities in 2024 was primarily related to $35.8 million in dividend payment made by the Company’s subsidiary, Xinjiang Daqo, to its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, income taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on February 27, 2025 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=Qk5TGKkD

A replay of the call will be available 1 hour after the conclusion of the conference call through March 6, 2025. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 3285522

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the first quarter and the full year of 2025 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Year ended Dec 31
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	2024	2023
Revenues	195,359	198,496	476,298	1,029,080	2,307,695
Cost of revenues	(260,622)	(259,090)	(389,102)	(1,242,012)	(1,387,045)
Gross (loss)/profit	(65,263)	(60,594)	87,196	(212,932)	920,650
Operating expenses
Selling, general and administrative expenses	(29,402)	(37,727)	(39,004)	(143,089)	(213,241)
Long-lived assets impairment	(175,627)	-	-	(175,627)	-
Allowance for expected credit loss	(18,072)	-	-	(18,072)	-
Research and development expenses	(372)	(813)	(3,250)	(4,559)	(10,116)
Other operating (expense)/income	(12,203)	1,092	38,349	(9,814)	86,137
Total operating expenses	(235,676)	(37,448)	(3,905)	(351,160)	(137,220)
(Loss)/income from operations	(300,939)	(98,042)	83,291	(564,092)	783,430
Interest income, net	6,761	1,604	13,772	29,364	52,302
Foreign exchange gain/(loss)	49	(752)	(796)	(2,378)	(17,367)
Investments income	3,644	8,253	253	19,046	109
(Loss)/Income before income taxes	(290,485)	(88,937)	96,520	(518,060)	818,474
Income tax benefit/(expense)	48,973	12,007	(18,352)	69,907	(165,588)
Net (loss)/income	(241,512)	(76,930)	78,168	(448,153)	652,886
Net (loss)/income attributable to non-controlling interest	(61,330)	(16,206)	24,837	(102,938)	223,341
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(180,182)	(60,724)	53,331	(345,215)	429,545

(Loss)/earnings per ADS
Basic	(2.71)	(0.92)	0.76	(5.22)	5.75
Diluted	(2.71)	(0.92)	0.76	(5.22)	5.73

Weighted average ADS outstanding
Basic	66,609,799	66,306,870	69,862,986	66,158,657	74,717,201
Diluted	66,609,799	66,306,870	69,905,271	66,158,657	74,963,535

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	1,038,349	853,401	3,047,956
Short-term investments	9,619	244,982	-
Accounts and notes receivable	55,171	84,507	116,358
Inventories	149,939	206,877	173,271
Fixed term deposit within one year	1,087,210	1,215,165	-
Other current assets	291,259	292,610	238,993
Total current assets	2,631,547	2,897,542	3,576,578
Property, plant and equipment, net	3,499,210	3,903,436	3,626,423
Prepaid land use right	152,869	159,853	150,358
Fixed term deposit over one year	27,636	28,536	-
Other non-current assets	106,981	59,338	73,507
TOTAL ASSETS	6,418,243	7,048,705	7,426,866

Current liabilities:
Accounts payable and notes payable	33,270	40,860	92,879
Advances from customers-short term portion	37,192	56,240	148,984
Payables for purchases of property, plant and equipment	406,743	454,364	421,024
Other current liabilities	44,032	77,597	173,542
Total current liabilities	521,237	629,061	836,429
Advance from customers – long term portion	21,484	76,734	113,857
Other non-current liabilities	17,658	18,489	28,296
TOTAL LIABILITIES	560,379	724,284	978,582

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,361,193	4,705,832	4,761,907
Non-controlling interest	1,496,671	1,618,589	1,686,377
Total equity	5,857,864	6,324,421	6,448,284
TOTAL LIABILITIES & EQUITY	6,418,243	7,048,705	7,426,866

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2024	2023
Operating Activities:
Net (loss)/income	(448,153)	652,886
Adjustments to reconcile net income to net cash provided by operating activities	565,535	305,359
Changes in operating assets and liabilities	(555,102)	657,797
Net cash (used in)/provided by operating activities	(437,720)	1,616,042

Investing activities:
Purchases of property, plant and equipment	(356,777)	(1,110,738)
Purchases of land use right	(10,091)	(72,147)
Purchase and redemption of short-term investments and fixed-term deposits	(1,111,615)	(13,070)
Net cash used in investing activities	(1,478,483)	(1,195,955)

Financing activities:
Net cash used in financing activities	(47,358)	(795,398)

Effect of exchange rate changes	(46,046)	(97,084)
Net decrease in cash, cash equivalents and restricted cash	(2,009,607)	(472,395)
Cash, cash equivalents and restricted cash at the beginning of the period	3,047,956	3,520,351
Cash, cash equivalents and restricted cash at the end of the period	1,038,349	3,047,956

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Year ended Dec 31
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	2024	2023
Net (loss)/income	(241,512)	(76,930)	78,168	(448,153)	652,886
Income tax benefit/(expense)	(48,973)	(12,007)	18,352	(69,907)	165,588
Interest income, net	(6,761)	(1,604)	(13,772)	(29,364)	(52,302)
Depreciation & Amortization	60,740	56,218	45,455	208,585	152,454
EBITDA (non-GAAP)	(236,506)	(34,323)	128,203	(338,839)	918,626
EBITDA margin (non-GAAP)	-121.1%	-17.3%	26.9%	-32.9%	39.8%

	Three months ended			Year ended Dec 31
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	2024	2023
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(180,182)	(60,724)	53,331	(345,215)	429,545
Share-based compensation	9,532	21,312	20,927	72,382	133,520
Adjusted net (loss)/income attributable to Daqo New Energy Corp. shareholders (non-GAAP)	(170,650)	(39,412)	74,258	(272,833)	563,065
Adjusted (loss)/earnings per basic ADS (non-GAAP)	(2.56)	(0.59)	1.06	(4.12)	7.54
Adjusted (loss)/earnings per diluted ADS (non-GAAP)	(2.56)	(0.59)	1.06	(4.12)	7.51

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com